Absolute Software to Report Second Quarter Fiscal 2022 Financial Results on February 8, 2022
VANCOUVER, British Columbia and SAN JOSE, Calif. – January 11, 2022 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced that the company will release financial results for its second quarter fiscal 2022 ended December 31, 2021 on Tuesday, February 8, 2022 after the financial markets close.
The quarterly financial statements and management’s discussion and analysis will be made available at www.absolute.com, and will be filed under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
The company will host a conference call that same day at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing 1-844-763-8274 or 1-412-717-9224; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.
The conference call will be archived for replay until Tuesday, February 15, 2022. To access the archived conference call, please dial 855-669-9658 or 1-877-344-7529 and enter the reservation code 8413923. To access the replay using an international dial-in number, please use this link. An archived replay of the webcast will be available for one year.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:
Investor Relations
Joo-Hun Kim, MKR Group
IR@absolute.com
212-868-6760

Media Relations
Becki Levine, Absolute Software
press@absolute.com
858-524-9443